Longduoduo Company Limited

June 8, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Tracie Mariner
Mary Mast
Gary Guttenberg
Tim Buchmiller

Re:	Longduoduo Company Limited
Amendment No 2. to Registration Statement
on Form S-1 Filed April 18, 2022
File No. 333-260951

Ladies and Gentlemen,

Longduoduo Company Limited (the “Company”) is hereby responding to the comment letter dated May 3, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your disclosure on page 1 that “[y]our Hong Kong and PRC subsidiaries are not required to obtain permission from the Chinese authorities including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to operate or to issue securities to foreign investors.” Please disclose how you determined that such permissions are not required. If you are relying on the advice of counsel for this disclosure, please disclose the name of such counsel and file their consent. If you did not consult counsel for the disclosed conclusions, please disclose why.

Response: We have relied on the opinion of Beijing Dentons Law Offices, LLP, a copy of which is attached as Exhibit 5.2 to amendment No. 3 to the Registration Statement on Form 1

2. We note your response to our prior comment 4. Please more fully describe what services each of these providers offer under the identified contracts. For example, please describe and explain the following terms and how they fit into your business model:

●	Microwave Therapy;
●	Vegetative Nerve Regulation (anterior);

Longduoduo Company Limited

●	Meridian-regulating and Consciousness-restoring Iatrotechnics;
●	PRP.

The above is not an exhaustive list. Please fully describe the services offered by your company. In addition, disclose whether these services have received regulatory approval or include risk factor disclosure as appropriate.

Response: We have amended pages 3 and 4 of the registration statement in response to the foregoing comment.

Risks Relating to Doing Business in China, page 5

3. We note your response to prior comment 10 and your inclusion of the paragraph beginning with "The approval of the PRC government may be required for this offering...". Please remove the earlier reference that you are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, as that does not appear to be certain at this time.

Response: We have modified the language on pages 6 and 23 to clarify that the Company is currently not required to obtain governmental approval to list on U.S exchanges but this may change if the Administration of Overseas Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) are adopted in its current form.

4. We note the following disclosure on your cover page:

●	The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC through the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), and the Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors promulgated by the SAFE, or the Notice. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. The Foreign Exchange Regulations will present a barrier to currency transactions between our U.S. parent company and our Chinese operating subsidiary. If we raise funds in the U.S. dollars for the purpose of funding our operations in China, we will be required to obtain SAFE approval of the conversion of the dollars into Renminbi, which could be denied.

Please revise your summary risk factors to address the risks of transferring cash into and out of China.

Response: We have revised the risk factor on page 6 of the registration statement to address the foregoing comment.

Longduoduo Company Limited

5. Please expand your summary risks in this section to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. Ensure that your full risk factors also address these risks.

Response: We have revised the pages 5 and 17 of the registration statement to address the foregoing comment.

6. For each risk summarized in this section, provide a cross reference to the more detailed, specific risk factor disclosure in your Risk Factors section. For each risk summarized in this section, provide a cross reference to the more detailed, specific risk factor disclosure in your Risk Factors section.

Response: We have made appropriate cross references throughout the risk factor summary section.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Zhou Hongxiao
Zhou Hongxiao, Chief Executive Officer and Director
(Principal Executive Officer)

3